CUSIP No.	G3704F 10 2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fuwei Films (Holdings) Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.519008 per share

(Title of Class of Securities)

G3704F 10 2

(CUSIP Number)

Miaomiao Yan

Shanghai Meicheng Enterprise Management Co., Ltd.

No. 1999 Bei Xing Road, San Xing Town

Chongming District, Shanghai, People’s Republic of China

(Shanghai Yu Hai Tang Science Park)

86-13176530559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Miaomiao Yan
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2022, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

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CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Shanghai Meicheng Enterprise Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2022, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

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CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Hongkong Ruishang International Trade Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2022, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

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CUSIP No.	G3704F 10 2

1	Names of Reporting Persons Apex Glory Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,728,126 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,728,126 ordinary shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,126 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.9% (1)
14	Type of Reporting Person (See Instructions) CO

(1) The percentage is calculated based on 3,265,837 ordinary shares of the Issuer outstanding as of April 28, 2022, as reported in the Issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 28, 2022.

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CUSIP No.	G3704F 10 2

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being jointly filed by Miaomiao Yan, Shanghai Meicheng Enterprise Management Co., Ltd. (“Meicheng”), Hongkong Ruishang International Trade Co., Ltd. (“Ruishang”) and Apex Glory Holdings Limited (“Apex,” together with Miaomiao Yan, Meicheng and Ruishang, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 6, 2020 (the “Original Schedule 13D,” together with this Amendment No. 1, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

Lock-up Agreement

Apex entered into a lock-up agreement with Baijiayun Limited (“Baijiayun”) on July 18, 2022, a copy of which is attached hereto as Exhibit 99.3 (the “Lock-up Agreement”), pursuant to which Apex agreed not to, during the period commencing from and including the date thereof and to close of business in New York City one hundred and eighty (180) days after the closing of the merger provided under the agreement and plan of merger, dated as of July 18, 2022 by and between the Issuer and Baijiayun (the “Merger Agreement”): (i) lend, offer, pledge (except as provided in the Lock-up Agreement), hypothecate, encumber, donate, assign, sell, offer to sell, contract or agree to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, any equity securities of the Issuer held by Apex as at the date thereof (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise, subject to certain exceptions provided in the Lock-up Agreement. The Lock-up Agreement further provides that in the event that the Merger Agreement is terminated in accordance with its terms, the Lock-up Agreement shall automatically terminate and become null and void.

The foregoing description of the Lock-up Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Lock-up Agreement. A copy of the Lock-up Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated July 6, 2020, by and among Miaomiao Yan, Meicheng, Ruishang and Apex

99.2*	English translation of Equity Transfer Agreement, dated June 23, 2020, by and between Meicheng and Shandong Sheng Tong Group Co., Ltd.

99.3	Lock-up Agreement, dated July 18, 2022, by and among Apex and Baijiayun Limited.

* Previously filed on July 6, 2020.

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CUSIP No.	G3704F 10 2

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2022	Miaomiao Yan

	By:	/s/ Miaomiao Yan

Shanghai Meicheng Enterprise Management Co., Ltd.

	By:	/s/ Miaomiao Yan
	Name:	Miaomiao Yan
	Title:	Executive Director

Hongkong Ruishang International Trade Co., Ltd.

	By:	/s/ Lei Yan
	Name:	Lei Yan
	Title:	Director

Apex Glory Holdings Limited

	By:	/s/ Miaomiao Yan
	Name:	Miaomiao Yan
	Title:	Authorized Signatory

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